Period Ended February 29, 2004

John Hancock Tax-Exempt Series Fund

John Hancock Massachusetts Tax-Free Income Fund

Series 2
NAV per share - Class C        $12.99

Dividend from net investment income
        per share - Class C          $0.23

John Hancock New York Tax-Free Income Fund

Series 3
NAV per share - Class C        $12.68

Dividend from net investment income
         per share - Class C         $0.23